[LETTERHEAD OF WILSON SONSINI GOODRICH & ROSATI PROFESSIONAL CORPORATION]

May 31, 2005

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington D.C. 20549-1004

Mail Stop 03-06

Attn: Mary Beth Breslin

Re:	HemoSense, Inc., Amendment No. 1 to Registration Statement on Form S-1
Filed May 6, 2005 (File No. 333-123705)

Dear Ms. Breslin:

On behalf of HemoSense, Inc. (“HemoSense” or the “Company”), we are responding to the Staff’s letter dated May 12, 2005 (the “Comment Letter”), relating to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and HemoSense is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter. For your convenience we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Amendment No. 2 is also amended to reflect the currently anticipated terms of our offering, including a revised price range of $8.00 to $10.00 per share, the issuance of up to 3,500,000 shares (excluding shares issuable pursuant to the underwriters’ over-allotment option) and related changes. We have added Lazard Capital Markets as a lead underwriter of our offering and have accordingly changed the plan of distribution to a traditional underwritten offering from the OpenIPO dutch auction offering process. We have attempted to anticipate any questions that the Staff might have in this regard, and have, accordingly, provided supplemental information in our response to comment 10 below.

Use of Proceeds

1. Please provide the disclosures required by Instruction 4 to Item 504 of Regulation S-K with respect to the indebtedness to be repaid with the proceeds of the offering.

In response to the Staff’s comment, we have added the specified disclosures.

May 31, 2005

Business—Page 40

2. We note your response to comment 20. Please revise to identify the customers who accounted for more than 10% of your revenues in the most recent fiscal year. Refer to Item 101(c)(1)(vii) of Regulation S-K.

In response to the Staff’s comment, we have revised the disclosure to identify Quality Assured Services and Cardinal Health as accounting for 31% and 26%, respectively, of our total revenue in fiscal 2004.

Sales and Marketing—Page 47

3. We note your revisions in response to comment 22. Please also revise to discuss similarly the distribution agreement with Raytel.

In response to the Staff’s comment, we have revised the disclosure regarding the agreement with Raytel as requested.

Manufacturing—Page 51

4. We note the disclosure added in response to comment 23. Please further revise to provide additional details regarding the option to extend the term of the agreement with Dade Behring. Revise to clarify the expiration date of the last-to-expire patent covered by the agreement. Also state the amount of the lump sum payment that would be required in order to extend the agreement beyond its current term.

In response to the Staff’s comment, we have revised the disclosure regarding the agreement with Dade Behring as requested. We are filing a version of the agreement as Exhibit 10.11 to Amendment No. 2 with this information unredacted. We are submitting a revision to our pending confidential treatment request to remove the request to treat such information as confidential.

Intellectual Property—Page 51

5. We note your response to comment 25. We will provide comments on your confidential treatment request separately. However, it appears that the amount of the royalty and the cap, terms for which you have requested confidential treatment, may represent material information to investors and are therefore inappropriate subjects for confidential treatment. Please revise the prospectus to quantify the amount of the royalty payments and the cap.

In response to the Staff’s comment, we have revised the disclosure to include the amount of the royalty and cap and are filing a version of the agreement as Exhibit 10.13 to Amendment No. 2

May 31, 2005

with this information unredacted. We are submitting a revision to our pending confidential treatment request to remove the request to treat such information as confidential.

Related Party Transactions—Page 67

Debt Financing—Page 67

6. We note that you completed an offering of promissory notes after the date of initial filing of your registration statement. Please provide us with your analysis as to why the offers and sales of the notes should not be integrated with the registered offering, including a discussion of any relevant staff interpretations.

We respectfully advise the Staff that the offering of promissory notes was structured to meet the requirements of the Staff’s position regarding integration set forth in Black Box Incorporated (available June 26, 1990) and Squadron, Ellenoff, Pleasant & Lehrer (available February 28, 1992).

In Black Box Incorporated and Squadron, Ellenoff, the Staff indicated that registered offerings would not be integrated with contemporaneous private offerings of securities made solely to qualified institutional buyers and up to three large institutional accredited investors. In April 2005, we sold an aggregate $1.5 million of promissory notes and issued warrants to purchase shares of our common stock to our existing stockholders MPM Capital, W Capital Partners Ironworks and B.F. Saul Employees’ Profit Sharing Retirement Plan. Each of these stockholders is a large institutional accredited investor. We therefore believe that this private offering falls within the parameters set forth in Black Box Incorporated and Squadron, Ellenoff and should not be integrated with our public offering.

7. Please revise to specify the principal amount of the promissory notes issued to each of the three stockholders. Also describe their affiliation with your shareholders MPM Capital and W Capital Partners Ironworks. Further, please revise to indicate the number of shares issuable upon exercise of the warrants granted to these stockholders assuming the initial public offering is the next equity financing and assuming an initial offering price at the mid-point range.

In response to the Staff’s comment, we have revised the disclosure as requested with regard to MPM Capital and W Capital Partners Ironworks, each of which holds greater than 5% of our common stock. We have not included the third investor, B.F. Saul, in the disclosure because, while B.F. Saul is a preexisting shareholder of the Company, it is neither an officer, director, nor 5% shareholder of the Company.

May 31, 2005

Management Retention Plan—Page 68

8. We note your response to comment 30; however, the agreement appears to fall within the types of agreements required to be filed as exhibits pursuant to Item 601(b)(10)(iii) of Regulation S-K. Therefore, we reissue the comment.

In response to the Staff’s comment, we have filed the management retention plan as Exhibit 10.21 to Amendment No. 2.

Shares Eligible for Future Sale—Page 75

Eligibility of Restricted Shares for Sale in the Public Market—Page 75

9. Please quantify the number of restricted shares held by non-affiliates that will be eligible for sale under Rule 144(k) after the expiration of the lock-up period and the number of restricted shares held by affiliates that will be subject to the volume and other restrictions of Rule 144 after that date.

In response to the Staff’s comment, we have revised the disclosure as requested.

Plan of Distribution—Page 77

10. We note your response to comment 34, including your statement that W.R. Hambrecht will seek a representation from members of the syndicate or selling group that they will comply with Section 5 in connection with any offer, sale or distribution of securities in the offering. Please additionally confirm, if true, that W.R. Hambrecht will also obtain a representation from each member of the syndicate or selling group that the member will follow procedures for electronic distributions previously cleared with the staff if the member engages in the electronic offer, sale or distribution of securities in connection with this offering.

We respectfully advise the Staff that because Lazard Capital Markets has now been designated as the lead underwriter of our offering, we will utilize a traditional underwritten offering plan of distribution rather than the OpenIPO dutch auction process.

In anticipation of any comments that the Staff may have regarding internet access to our prospectus, electronic delivery of prospectuses and offers or sales of our securities electronically, we supplementally advise the Staff that neither we nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the internet, other than the possibility of utilizing Yahoo!’s NetRoadshow service (www.netroadshow.com). The primary purpose of the internet roadshow would be to provide secure access to the roadshow presentation to institutional investors who cannot, or elect not to, attend roadshow meetings in person. An electronic version of the preliminary prospectus, identical to the copy filed with the Commission and

May 31, 2005

distributed to live attendees, would be provided on the web site. Yahoo! Inc. has informed the underwriters that they conduct internet roadshows in accordance with the Private Financial Network No-Action Letter, received from the Securities and Exchange Commission (the “Commission”) on March 12, 1997, and subsequent no-action letters from the Commission with respect to virtual roadshows. Lazard Capital Markets has informed us that it will not engage in the electronic sale or distribution of shares of the Company’s common stock in this offering.

Recent Sales of Unregistered Securities—Page II-2

11. We note your response to comment 39. With respect to each of the offers and sales described in paragraphs 2, 3, 5, 6, 7, 9, and 10 that was conducted in reliance on Regulation D, please identify the specific Regulation D exemption relied upon and explain the factual basis supporting the availability of the exemption claimed.

In response to the Staff’s comment, we have revised the disclosure to specify that Rule 506 of Regulation D was the specific exemption relied upon and that in each case the exemption was available because each purchaser was an “accredited investor” as defined in Rule 501(a) of Regulation D.

We would very much appreciate the Staff’s prompt review of Amendment No. 2. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ DAVID J. SAUL

David J. Saul